FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2003

Freegold Ventures Limited

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Freegold Ventures Limited

(Registrant)

“Taryn Downing”

Date:   March 4, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC   V6M 2A3

Item 2: Date of Material Change

February 12, 2003

Item 3: Press Release

Not Applicable

Item 4: Summary of Material Change

The Company wishes to announce that diamond core drilling is scheduled to begin before the end of the week on its Currey prospect, Golden Summitt Project Alaska.

Item 5: Full Description of Material Change

See attached News Release dated February 12, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 13, 2003___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

DRILLING TO COMMENCE AT

GOLDEN SUMMIT PROJECT, ALASKA

NEWS RELEASE

February 12, 2003

Freegold Ventures Limited (ITF: TSX) (OTCBB: FGOVF). (Freegold) announces that diamond core drilling is scheduled to begin before the end of the week on its Currey prospect.  Previous work on the Golden Summit revealed numerous high-grade zones, in further testing of these high-grade zones a new mineralized package of significant width was discovered, and has been named the Currey Zone. Drilling in this prospective zone in 2000 intersected 64 feet grading 0.143 oz/ton (4.9 gpt) gold in a poly-phase hydrothermal breccia which had not been discovered previously on the project.  Follow-up resistivity and trenching programs confirmed that the zone may have the potential to host a significant mineralisation in veins and shear zones not previously tested.

The current drill program will be targeted at this newly discovered zone.  Phase 1 drilling will consist of approximately 1,500 feet of core in three drill holes designed to determine the dip and true width of the Currey zone. A Phase 2 program slated for the spring and summer will be aimed at defining strike extension and possibly increasing the total width of mineralized package since the trenching work suggested that mineralisation may be even more extensive than indicated in the discovery hole. Numerous other high-grade zones remain to be tested on the project and will be systematically evaluated over the coming months.

Drill core will be logged and split in Fairbanks before being shipped directly to XRAL Laboratories’ sample preparation facility in Fairbanks.  All samples will be analyzed for gold via fire assay techniques plus a multi-element suite via ICP-MS methods.  In addition to the Currey Zone several other high-grade targets exist on the property and will be systematically evaluated over the coming months.

The Qualified Person for the Project is Curt Freeman, M.Sc

Freegold is listed on The Toronto Stock Exchange, trade symbol: ITF and in the United States OTCBB: FGOVF.

On behalf of the Board of Directors

“Colin Bird”

Colin Bird, President

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission